UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-25837

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

233 South Wacker Drive, Suite 4200, Chicago, Illinois 60606-6303

(312) 496-1200

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

PAGE
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits, As of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2011	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, Year Ended December 31, 2011	9

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), As of December 31, 2011	10

Signature	11

Exhibit:

Exhibit 23 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and the Investment Committee

Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, Line 4a—Schedule of Delinquent Participant Contributions for the year ended December 31, 2011 and Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 22, 2012

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets:
Investments at fair value:
Mutual funds	$81,611,397	$84,515,087
Collective Investment Trust	24,723,957	27,434,053
Heidrick & Struggles International, Inc. Stock Fund	—	137,122

Total Investments	106,335,354	112,086,262
Receivables:
Notes receivable from participants	547,521	593,634

Net assets reflecting investments at fair value	106,882,875	112,679,896

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(1,144,877)	(1,080,301)

Net assets available for benefits	$105,737,998	$111,599,595

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

Additions to net assets attributed to:
Participant contributions	$5,464,228
Company contributions	2,133,846
Rollovers	645,466
Interest and dividend income from investments	3,116,259
Interest income on notes receivable from participants	25,308

Total additions	11,385,107

Deductions from net assets attributed to:
Benefits paid to participants	14,551,165
Administrative expenses	1,205

Total deductions	14,552,370

Net depreciation in fair value of investments:
Mutual funds	(2,663,531)
Heidrick & Struggles International, Inc. Stock Fund	(30,803)

Total net depreciation	(2,694,334)

Net decrease	(5,861,597)
Net assets available for benefits:
Beginning of year	111,599,595

End of year	$105,737,998

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (“Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on January 1, 1989, as the result of the merger of the Heidrick & Struggles 401(k) Profit Sharing Plan and the Heidrick & Struggles, Inc. Pension Plan. The Plan sponsor is Heidrick & Struggles, Inc. (“Company”), a wholly owned subsidiary of Heidrick & Struggles International, Inc. (“HSII”). The Plan is a defined contribution plan established for the benefit of the Company’s eligible employees.

The Plan provides for elective contributions on the part of the participating employees and for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and provisions of the Internal Revenue Code of 1986 (“IRC”), as amended, as it pertains to plans intended to qualify under Section 401(a) of the IRC.

Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan under a contractual agreement with the Company. VFTC maintains all records and assets of the Plan and assumes responsibility for the proper allocation of income among all participants’ accounts in the Plan. The Plan is administered by the Company’s 401(k) Profit Sharing and Retirement Plan Administrative Committee (“Committee”), which is delegated its authority from the HSII Global Retirement Plans Committee, a committee of management of the Company, which has the authority and responsibility for administering and maintaining the Plan pursuant to a delegation of authority from the Company’s Board of Directors.

Contributions

Eligible employees may immediately upon their employment contribute up to 50% of their eligible compensation up to the maximum allowed by the IRC. For 2011, the Company matched contributions of those participants with a minimum of one year of service on a one-for-one basis up to a maximum per participant of $4,500 or 3.5% of a participant’s compensation, whichever is greater. In 2010, the Company matched contributions of those participants with a minimum of one year of service on a one-for-one basis up to a maximum per participant of $4,000 or 3% of a participant’s compensation, whichever is greater. The IRC limits the amount of compensation that may be considered and, as a result, the maximum matching contribution was $8,575 and $7,350 per participant for the year ended December 31, 2011 and 2010, respectively. See Note 10, Subsequent Event.

The Company has the option of making discretionary contributions to benefit all participants with a minimum of one year of service. This discretionary amount is determined each year by the Company. For the 2011 and 2010 plan years, the Company elected not to make a discretionary contribution.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants must be employed by the Company on the last day of the plan year in order to vest in the Company’s matching contributions unless the participants’ employment ended because of death, disability or retirement.

Vesting in the Company’s discretionary contributions made after the 2007 plan year and earnings thereon commences after two years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service, and 100% vested after six years of service. Nonvested portions of Company discretionary contributions are forfeited in accordance with the terms of the Plan and are used to reduce the Company’s future contribution.

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $16,949 and $16,871, respectively. These amounts are held in a separate Plan account established by the Company and will be used to reduce future Company contributions.

Participant Accounts

As of December 31, 2011 and 2010, there were 815 and 831 participants in the Plan, respectively. Separate accounts are maintained for each participant, which are credited with the participants’ contributions, the Company’s contributions, Plan earnings, loan fees, administrative expenses and distributions of participants’ benefits or withdrawals. Allocations of Plan earnings are made daily based upon the participant’s weighted average account balance for the day, as described in the Plan document. The benefit that the participant is entitled to is provided by the participant’s vested account.

Participants may direct the investment of their account balance among the various investment options offered by the Plan with the exception of the Heidrick & Struggles International, Inc. Stock Fund (“HSII Stock Fund”), which was closed in September 2004 to new investments. Participants were permitted to retain any investment they had in the HSII Stock Fund at that time. On June 30, 2011, the HSII Stock Fund was liquidated and is no longer an investment option under the Plan. Participants affected by the HSII Stock Fund’s liquidation were advised and provided an explanation of their rights and options under the Plan, including in certain instances the right to receive an in-kind distribution of HSII stock.

Payment of Benefits

When a participant terminates his or her employment with the Company and elects to receive a distribution, the participant’s vested account may be rolled over to a qualified plan or be distributed as a lump-sum amount to the participant or to the participant’s designated beneficiary in the event of the participant’s death. If a terminated participant has monies in the Plan attributable to the Company’s former pension plan and elects to receive a distribution, the participant’s vested account for those monies may only be (a) rolled over to a qualified plan, (b) distributed as a lump-sum amount, (c) applied toward the purchase of various types of annuities, or (d) distributed in equal monthly or annual installments over a period not to exceed the life expectancy of the participant.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 less the highest outstanding loan balance, if any, during the preceding twelve months or one-half of their vested account balance in the Plan, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% with rates ranging from 4.25% to 9.25% as of December 31, 2011. Principal and interest are paid ratably through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans deemed in default by the Plan administrator are reclassified as distributions based upon the terms of the Plan document.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Administrative Fees

Most administrative expenses of the Plan are paid by the Company. Administrative expenses charged to the participants’ accounts were $1,205 and $6,208 in 2011 and 2010, respectively.

Plan Termination

The Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their remaining accounts after the final allocation of expenses and investment gains and losses.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis using U.S. generally accepted accounting principles (“GAAP”).

Accounting guidance requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions. The amendments include wording changes to GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements. There are no additional fair value measurements required upon the adoption of ASU 2011-04. The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011. Early adoption is prohibited. The Plan will adopt the provisions of ASU 2011-04 effective January 1, 2012. The adoption of these provisions is not expected to have a material effect on the financial statements of the Plan.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. See Note 4, Fair Value Measurements, for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan maintains investments that are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Payments of Benefits

Benefits are recorded when paid.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

3. Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets at:

	December 31,
	2011	2010
American Funds EuroPacific Growth Fund; R-4 Class	$6,949,426	10,174,130
PIMCO Total Return Fund; Institutional Class	13,409,714	12,221,789
Vanguard PRIMECAP Fund; Investor Shares	5,818,118	6,197,220
Vanguard Target Retirement 2035	6,388,021	6,036,850
Vanguard Total Stock Market Index Fund; Investor Shares	11,895,057	11,665,714
Vanguard Wellington Fund; Investor Shares	9,532,968	9,702,171
Vanguard Brokerage Option	6,653,205	8,098,641
Vanguard Retirement Savings Trust	24,723,957	27,434,053

During 2011, the Plan’s investments incurred realized gains and losses as well as unrealized appreciation and depreciation in fair value as follows:

Mutual funds	$(2,663,531)
Heidrick & Struggles International, Inc. Stock Fund	(30,803)

Total	$(2,694,334)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

—    Level 1 – Quoted prices in active markets for identical assets and liabilities.

—    Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

—    Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2011 and 2010. The Plan noted no changes in valuation methodologies between these periods:

Mutual funds: Valued at the quoted market price which represents net asset value (“NAV”) of shares held by the Plan at year end.

Collective Investment Trust: Valued at the NAV per unit as determined by the collective trust as of the valuation date, which approximates fair value. The fund consists of a commingled trust that invests in a diversified portfolio of fixed income and short-term products. The fund’s fair value is measured as the fair value of the ownership interest in the fund. Since the units of the trusts are not actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

Heidrick & Struggles International, Inc. Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded. The HSII Stock Fund was closed June 30, 2011. See Note 6, Party-in-Interest Transactions.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets:

	Assets at Fair Value as of December 31, 2011
	Total	Level 1	Level 2	Level 3
Mutual funds
Short-term reserves	$3,318,461	$3,318,461	$—	$—
Bond funds	17,261,881	17,261,881	—	—
Balanced funds (stocks and bonds)	27,963,787	27,963,787	—	—
Domestic stock funds	24,835,734	24,835,734	—	—
International stock funds	8,231,534	8,231,534	—	—

Total mutual funds	81,611,397	81,611,397	—	—
Collective Investment Trust	24,723,957	—	24,723,957	—

Total assets at fair value	$106,335,354	$81,611,397	$24,723,957	$—

	Assets at Fair Value as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Mutual funds
Short-term reserves	$3,250,133	$3,250,133	$—	$—
Bond funds	15,113,675	15,113,675	—	—
Balanced funds (stocks and bonds)	27,372,395	27,372,395	—	—
Domestic stock funds	27,013,146	27,013,146	—	—
International stock funds	11,765,739	11,765,739	—	—

Total mutual funds	84,515,087	84,515,087	—	—
Collective Investment Trust	27,434,053	—	27,434,053	—
Heidrick & Struggles International, Inc. Stock Fund	137,122	137,122	—	—

Total assets at fair value	$112,086,262	$84,652,209	$27,434,053	$—

Significant transfers between Level 1 and Level 2 of the fair value hierarchy are recognized on a trade-date basis. For the years ended December 31, 2011 and 2010, there were no significant transfers between Level 1 and Level 2.

5. Fully Benefit-Responsive Investment Contracts

The Vanguard Retirement Savings Trust (“Trust”), one of the Plan’s investment options, is a collective investment trust, which provides for the collective investment of assets of tax-exempt pension and profit sharing plans. The Trust holds certain guaranteed investment contracts and other fixed income securities (together, “Contracts”). These Contracts are reported at estimated fair value as reported by the trustee, VFTC. The estimated fair value of the Contracts is based on current interest rates for similar investments with like maturities at December 31, 2011 and 2010. These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in Note 2, Summary of Significant Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan or (3) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; a breach of material obligations under the Contracts and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio.

The average yield earned by the Plan for all investments held by the Trust was approximately 3.09% and 3.36% for the year ended December 31, 2011 and 2010, respectively. The average yields earned by the Plan for all investments held by the Trust based on the actual interest rates credited to participants was approximately 2.68% and 3.01% for the year ended December 31, 2011 and 2010, respectively. Average annual yields are reported as of the Trust’s fiscal year end.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6. Party-in-Interest Transactions

Certain Plan investments include shares of mutual funds managed by The Vanguard Group, an affiliate of VFTC, who is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

Effective June 30, 2011, the HSII Stock Fund was closed and the remaining balances were transferred to other available funds. As of December 31, 2011, the Plan did not hold any shares of HSII common stock.

As of December 31, 2010, the Plan’s HSII Stock Fund held $404 of cash and 4,772 shares of HSII common stock with a cost of $67,495 and a current value of $136,718. This represents approximately 0.03% of HSII’s outstanding stock at December 31, 2010. During the year ended December 31, 2010, there were 269,714 shares sold or distributed to participants. There were 7,353 shares purchased during the year ended December 31, 2010, at a weighted average price of $22.87 per share, for total purchases of $168,228. These shares represent the reinvestment of dividends received on HSII common stock.

7. Delinquent Participant Contributions

During 2011, the Company was untimely in remitting certain participant contributions in the amount of $688. Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. In March 2012, the Company remitted the delinquent participant contributions to the Plan. The Company subsequently reimbursed the Plan in June 2012 for lost earnings of $79. During 2010, the Company was timely in remitting all participant contributions to the Plan.

8. Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated August 17, 2009, stating that the Plan is qualified under section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. Federal (and most states) income tax is deferred on participants’ contributions, the Company’s contributions, and Plan earnings until actual distribution or withdrawal from the Plan.

The Plan’s administrator has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

9. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Statements of Net Assets Available for Benefits to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$105,737,998	$111,599,595
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	1,144,877	1,080,301
Deemed distribution of participant loans	(14,223)	(14,223)

Net assets available for benefits per the Form 5500	$106,868,652	$112,665,673

The accompanying financial statements present the interest in a collective investment trust relating to fully benefit-responsive investment contracts at contract value. The Form 5500 requires the interest in a collective investment trust relating to fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contracts represents a reconciling item.

The accompanying financial statements present the total interest in participant loans including any loans that the Plan administrator has determined to be in default but not yet offset against a participant’s account. The Form 5500 requires the interest in participant loans to be reported net of any loans determined to be in default but not yet offset against a participant’s account, considered deemed distributions by the IRC. Therefore, the adjustment to reflect deemed distribution of participant loans represents a reconciling item.

The following is a reconciliation of net decrease in net assets per the Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2011 to the Form 5500:

Change in net assets per the financial statements	$(5,861,597)
Adjustment from contract value for interest in fully benefit-responsive investment contracts at December 31, 2011	1,144,877
Adjustment from contract value for interest in fully benefit-responsive investment contracts at December 31, 2010	(1,080,301)

Change in net assets per the Form 5500	$(5,797,021)

10. Subsequent Events

On January 1, 2012, the Company began matching the contributions of eligible participants with a minimum of one year of service on a one-for-one basis up to a maximum per participant of $4,750 or 4% of a participant’s compensation, whichever is greater. The IRC limits the amount of compensation that may be considered and, as a result, the maximum matching contribution is $10,000.

HEIDRICK & STRUGGLES, INC.

401 (k) PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2011

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions
$688 *	$688 *

*	The delinquent participant contributions resulted during an off-cycle payroll processed on August 31, 2011. On March 27, 2012, the Company remitted the delinquent participant contributions to the Plan. The lost earnings of $79 were remitted by the Company to the Plan in June 2012. The Company will file a Form 5330, Return of Excise Taxes Related to Employee Benefit Plan, for 2011 and 2012. The Company will file a Voluntary Fiduciary Correction Program application with the U.S. Department of Labor’s Employee Benefits Security Administration in regards to this matter.

HEIDRICK & STRUGGLES, INC.

401 (k) PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

Identity of issuer, borrower, lessor or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Shares/Units	Current value
Aberdeen Funds	Aberdeen Emerging Markets Fund, Institutional Class	20,184	$256,532
American Funds	American Funds EuroPacific Growth Fund; R-4 Class	201,141	6,949,426
Aston Funds	ASTON/TAMRO Small Cap Fund; N Class	62,538	1,164,451
The Hartford Mutual Funds	The Hartford MidCap Fund; Y Class	64,776	1,264,428
PIMCO Funds	PIMCO Total Return Fund; Institutional Class	1,233,644	13,409,714
*The Vanguard Group	Vanguard Inflation-Protection Securities Fund; Investor Shares	116,661	1,646,089
*The Vanguard Group	Vanguard PRIMECAP Fund; Investor Shares	94,236	5,818,118
*The Vanguard Group	Vanguard Prime Money Market Fund	70,059	70,059
*The Vanguard Group	Vanguard Target Retirement 2005 Fund	77,310	926,180
*The Vanguard Group	Vanguard Target Retirement 2010 Fund	3	69
*The Vanguard Group	Vanguard Target Retirement 2015 Fund	244,212	3,003,806
*The Vanguard Group	Vanguard Target Retirement 2020 Fund	732	15,870
*The Vanguard Group	Vanguard Target Retirement 2025 Fund	359,980	4,416,955
*The Vanguard Group	Vanguard Target Retirement 2030 Fund	517	10,818
*The Vanguard Group	Vanguard Target Retirement 2035 Fund	510,633	6,388,021
*The Vanguard Group	Vanguard Target Retirement 2040 Fund	212	4,348
*The Vanguard Group	Vanguard Target Retirement 2045 Fund	213,806	2,751,680
*The Vanguard Group	Vanguard Target Retirement 2050 Fund	185	3,786
*The Vanguard Group	Vanguard Target Retirement 2055 Fund	598	13,068
*The Vanguard Group	Vanguard Target Retirement Income Fund	77,729	896,218
*The Vanguard Group	Vanguard Total Bond Market Index; Investor Shares	2,893	31,821
*The Vanguard Group	Vanguard Total International Stock Market Index	52	677
*The Vanguard Group	Vanguard Total Stock Market Index Fund; Investor Shares	380,155	11,895,057
*The Vanguard Group	Vanguard Wellington Fund; Investor Shares	304,179	9,532,968
*The Vanguard Group	Vanguard Windsor II Fund; Investor Shares	174,090	4,488,033
*The Vanguard Group	Vanguard Brokerage Option	N/A	6,653,205
*The Vanguard Group	Vanguard Retirement Savings Trust	23,579,080	24,723,957
*Participant Loans	Interest rates range from 4.25% to 9.25%; remaining maturities range from 2 to 60 months	N/A	533,298

Total			$106,868,652

*	Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2012	Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan

	By:	/s/ Jennifer L. Capewell
Director of Benefits Chair, 401(k) Profit Sharing and Retirement Plan Administrative Committee